UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

SCHEDULE 13D
(Amendment No. )*

CHINA INFORMATION TECHNOLOGY, INC.
(Name of Issuer)

ORDINARY SHARES, PAR VALUE $0.01
(Title of Class of Securities)

G21174100
(CUSIP Number)

Union Investment Holdings Limited
Mr. Jianghuai Lin

21st Floor, Everbright Bank Building
Zhuzilin, Futian District
Shenzhen, Guangdong, 518040
People’s Republic of China
Telephone: (+86) 755-8370-8333
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

N/A
(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO: G21174100

1.	NAMES OF REPORTING PERSONS
IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Union Investment Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [__]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
NUMBER OF	7.	SOLE VOTING POWER 0
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER 15,164,893(1)
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER 0
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER 15,164,893(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,164,893 ordinary shares (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

37.69%(2)
14.	TYPE OF REPORTING PERSON

CO

(1) Union Investment Holdings Limited is wholly owned and controlled by Mr. Jianghuai Lin and Mr. Lin may be deemed to be a beneficial owner of the shares of China Information Technology, Inc. (the “Company”) held by Union Investment Holdings Limited.

(2) Based on 40,231,159 ordinary shares outstanding as of the date hereof.

CUSIP NO: G21174100

1.	NAMES OF REPORTING PERSONS
IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jianghuai Lin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [__]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China
NUMBER OF	7.	SOLE VOTING POWER 174,259
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER 15,164,893(1)
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER 174,259
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER 15,164,893 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,339,152 ordinary shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

38.13%(2)
14.	TYPE OF REPORTING PERSON

IN

(1) Union Investment Holdings Limited is wholly owned and controlled by Mr. Jianghuai Lin and Mr. Lin may be deemed to be a beneficial owner of the shares of the Company held by Union Investment Holdings Limited.

(2) Based on 40,231,159 ordinary shares outstanding as of the date hereof.

This Schedule 13D is voluntarily filed by the Reporting Persons (as defined below) to disclose recent purchases of the securities of China Information Technology, Inc. by the Reporting Persons. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits attached hereto is expressly incorporated herein by reference and the response to each Item of this statement is qualified in its entirety by the provisions of such Exhibits.

Item 1. Security and Issuer.

The name of the issuer is China Information Technology, Inc., a British Virgin Islands company (the "Company"), which has its principal executive offices at 21st Floor, Everbright Bank Building, Zhuzilin, Futian District, Shenzhen, Guangdong, 518040, China. This statement relates to the ordinary shares, par value $0.01 per share (the “Ordinary Shares”) of the Company.

Item 2. Identity and Background.

(a) This Schedule 13D is jointly filed by Union Investment Holdings Limited (“Union Investment”), a British Virgin Islands company, and Jianghuai Lin (each, a “Reporting Person” and collectively, the “Reporting Persons”).

(b)-(c) Union Investment, a business company limited by shares formed under the laws of the British Virgin Islands, principally acts as an investment vehicle with its business address at 1708, Zhongyangxigu Building, Binhe Ave., Futian District, Shenzhen, Guangdong, 518000, China.

Mr. Jianghuai Lin is the Chairman and Chief Executive Officer of the Company. Mr. Lin wholly owns Union Investment and is the sole director of Union Investment. The business address of Mr. Lin is 21st Floor, Everbright Bank Building, Zhuzilin, Futian District, Shenzhen, Guangdong, 518040, China.

(d)-(e) During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Jianghuai Lin is a citizen of the People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration.

Since the filing of Amendment No. 1 to Schedule 13D on October 17, 2016, pursuant to the Purchase Plan as described under Item 4 below, Mr. Jianghuai Lin had acquired 174,259 Ordinary Shares for an aggregate purchase price of $136,240 as of the close of business on December 21, 2016. Such purchases were funded from Mr. Lin’s personal funds.

Item 4. Purpose of Transaction.

Mr. Lin entered into a Rule 10b5-1/Rule 10b-18 Purchase Plan (the “Purchase Plan”), dated as of November 4, 2016, with Brean Capital, LLC (the “Broker”), under which Mr. Lin agreed to purchase up to $1 million in Ordinary Shares through the Broker at a maximum price per share of $1.00. Daily purchases are subject to certain limitations, including those required to comply with the safe harbor under Rule 10b-18 of the 1934 Securities Exchange Act (the “Exchange Act”) and the affirmative defenses provided under Rule 10b5-1 of the Exchange Act.

Other than as described above in this Item 4, none of the Reporting Persons has present plans or proposals that relate to or would result in any of the events or matters described in part (a) through (j) of Item 4 of the Statement on Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) – (b) As of the date of this statement, Union Investment beneficially owns 15,164,893 Ordinary Shares, representing approximately 37.69% of the outstanding Ordinary Shares of the Company (based on 40,231,159 Ordinary Shares outstanding as of the date hereof). Union Investment is wholly owned by Mr. Lin and Mr. Lin is the sole director of Union Investment. As a result, Mr. Lin may be deemed to be a beneficial owner of the Ordinary Shares held by Union Investment. In addition, as of the date hereof, Mr. Lin individually owns 174,259 Ordinary Shares, which represent 0.43% of the outstanding Ordinary Shares of the Company, as to which he has sole voting and dispositive powers.

(c) During the past 60 days, pursuant to the Purchase Plan, Mr. Lin acquired an aggregate of 174,259 Ordinary Shares for an aggregate purchase price of $136,240. A list of the transactions in the Company’s Ordinary Shares that were effected by Mr. Lin during the past 60 days is attached hereto as Exhibit 99.3.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed in Items 3 and 4 above, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and between the Reporting Persons and any other person with respect to any securities of the Company, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement by and between the Reporting Persons, dated as of December 22, 2016

99.2	Rule 10b5-1/Rule 10b-18 Purchase Plan by and between Jianghuai Lin and Brean Capital, LLC, dated as of November 4, 2016

99.3	List of the Transactions during the past 60 Days

SIGNATURES

After reasonable inquiry and to the best of his and its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2016

Union Investment Holdings Limited

By:	/s/ Jianghuai Lin
Jianghuai Lin
Director

/s/ Jianghuai Lin
Jianghuai Lin